Exhibit 2.3

ASSET PURCHASE AND LICENSE AGREEMENT

between:

RESTORAGEN, INC.,

a Delaware corporation;

and

COOLIDGE & COMPANY, INC.

a Delaware corporation.

Dated as of March 24, 2003

ASSET PURCHASE AND LICENSE AGREEMENT

THIS ASSET PURCHASE AND LICENSE AGREEMENT (the “Agreement”) is entered into as of March 24, 2003 by and between RESTORAGEN, INC., a Delaware corporation, located at 5701 S. 34th Street, Suite 203, Lincoln, Nebraska 68516 (“Restoragen”) and COOLIDGE & COMPANY, INC., a Delaware corporation, located at 173 Beebe Hill Road, Falls Village, Connecticut 06031.  It is contemplated that, prior to the Closing, Coolidge & Company, Inc. will assign this Agreement to a newly formed entity called GHRCO, Inc.  All references to “GHRCO” in this Agreement shall refer to Coolidge & Company, Inc. or to GHRCO, Inc. following such assignment.  Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

WHEREAS, this Agreement sets forth the terms and conditions upon which (a) Restoragen shall sell to GHRCO, and GHRCO shall purchase from Restoragen, certain assets of Restoragen, and (b) Restoragen shall grant to GHRCO an exclusive, worldwide license under certain manufacturing patent rights, each as more fully described herein.

NOW THEREFORE, in consideration of the foregoing and the covenants and other provisions contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

1.                                      SALE OF ASSETS; RELATED TRANSACTIONS.

1.1                               Sale of Assets.  Restoragen shall cause to be sold, assigned, transferred, conveyed and delivered to GHRCO at the Closing (as defined below) good and valid title to the Assets (as defined below), on the terms and subject to the conditions set forth in this Agreement. For purposes of this Agreement, “Assets” shall mean and include each of the assets listed on Exhibit B hereto. Further, upon the Closing, Restoragen hereby grants to GHRCO an exclusive, worldwide, royalty-free, irrevocable, perpetual license, with the right to sublicense through multiple tiers of sublicense, under all patents, patent applications and pending patent disclosures owned by Restoragen on the Closing Date that would be infringed by the development, manufacture, use, sale or import of GRF Products but for such license (but excluding the Manufacturing Patents and the GRF Patent Portfolio).

1.2                               License Grants.

(a)                                  Manufacturing License.  Subject to the terms and conditions of this Agreement, Restoragen hereby grants to GHRCO during the Manufacturing License

Term an exclusive, worldwide, royalty-bearing license, with the right to sublicense through multiple tiers of sublicenses, under the Manufacturing Patents and Know-How to develop, make, have made, use, sell, offer for sale, have sold and import GRF Products (the “Manufacturing License”).  For purposes of clarification, notwithstanding the definition of Manufacturing Patents or the contents of Exhibit D hereto, the parties acknowledge and agree that the Manufacturing License is granted under all patents, patent applications and patent rights owned by Restoragen on the Closing Date that would be infringed by the manufacture of GRF Products in the absence of a license hereunder, regardless of whether such patents, patent applications and patent rights are listed in Exhibit D.  The Manufacturing License is limited solely to GRF Products and does not authorize any other use under the Manufacturing Patents.

(b)                                  Residual License.  Subject to the terms and conditions of this Agreement, Restoragen hereby grants to GHRCO during the Residual License Term an exclusive (to the extent not previously licensed by Restoragen to a third party), worldwide, royalty-free license, with the right to sublicense through multiple tiers of sublicenses, under the Residual Patents and Know-How to develop, make, have made, use, sell, offer for sale, have sold and import products, and to utilize methods, that have not been licensed by Restoragen to third parties and would otherwise infringe the Residual Patents.

1.3                               Assumption of Liabilities. GHRCO is not assuming or in any way becoming liable or responsible for any Liability of Restoragen, with the exception that on and after the Closing Date: (i) GHRCO agrees to pay the reasonable costs of counsel for preparing and recording the necessary documents to accomplish the assignments, transfers and conveyances to GHRC of good and valid title to the Assets, as provided in Section 1.1 above and (ii) GHRCO is required to pay a portion of the Manufacturing Patents Support Costs and Residual Patents Support Costs pursuant to Section 9.1(b) hereof (collectively (i) and (ii) constitute the “Assumed Liabilities”).  Except as noted in the foregoing sentence of this Section 1.3, and notwithstanding anything to the contrary contained in other provisions of this Agreement, GHRCO shall not be responsible for or required to pay, assume or to perform or discharge:

(a)                                    any Liability of or to any stockholder of Restoragen or any other Person in respect of the business of Restoragen;

(b)                                    any Liability of Restoragen for any fees, costs or expenses of the type referred to in Section 16.2(a) of this Agreement;

(c)                                    any Liability of Restoragen arising from or relating to any action taken by Restoragen, or any failure on the part of Restoragen to take any action, at any time;

(d)                                    any Liability of Restoragen arising from or relating to any claim or Proceeding against Restoragen;

(e)                                    any Liability of Restoragen for the payment of any Tax;

(f)                                      any Liability of Restoragen to any employee or former employee of Restoragen;

(g)                                   any Liability of Restoragen to any of its stockholders, Affiliates or their respective Representatives;

(h)                                   any Liability under any Contract to which Restoragen is a party or to which any of the Assets are subject;

(i)                                      any Liability that is inconsistent with or constitutes an inaccuracy in, or that arises or exists by virtue of any Breach of, (x) any representation or warranty made by Restoragen in any of the Transactional Agreements, or (y) any covenant or obligation of Restoragen contained in any of the Transactional Agreements; or

(j)                                      any other Liability of Restoragen that is not referred to specifically in this Section 1.3.

1.4                               Purchase Price.  As consideration for the sale and transfer of the Assets and the grant of the Licenses to GHRCO and contingent upon the Closing, GHRCO will pay to Restoragen $50,000 in cash; and, during the Royalty Term, GHRCO shall make the Product-Related Payments as provided in Section 8  hereof.

1.5                               Sales Taxes.  GHRCO shall bear and pay, and shall reimburse Restoragen and Restoragen’s Affiliates, for any sales taxes, use taxes, transfer taxes, documentary charges, recording fees or similar taxes, charges, fees or expenses that may become payable in connection with the sale of the Assets to GHRCO or in connection with any of the other Transactions.

1.6                               Closing.

(a)                                    The closing of the sale of the Assets to GHRCO (the “Closing”) shall take place at the offices of Lindquist & Vennum, PLLP, located at 4200 IDS Center, Minneapolis, Minnesota or at another mutually agreeable location, at 10:00 a.m. on the 11th day following the entry of the Confirmation Order, or such later date as GHRCO and Restoragen agree; provided, however, that if any condition set forth in Section 6 has not been satisfied as of the date designated, then GHRCO and Restoragen maymutually agree to postpone the Scheduled Closing Time by up to ten (10) business days. For purposes of this Agreement, “Scheduled Closing Time” shall mean the time and date as of which the Closing is required to take place pursuant to this Section 1.6(a); and “Closing Date” shall mean the time and date as of which the Closing actually takes place.

(b)                                    At the Closing:

(i)                                  Restoragen shall execute and deliver to GHRCO such bills of sale, endorsements, assignments and other documents as may (in the reasonable judgment of GHRCO or its counsel) be necessary or appropriate to assign, convey, transfer and deliver to GHRCO good and valid title to the Assets free and clear of all liens, claims and encumbrances, but only to the scope and extent of the effectiveness of the Bankruptcy Court Confirmation Order approving the transactions.  Without limiting the generality of the foregoing, Restoragen and GHRCO shall execute and deliver the Bill of Sale, Assignment and Assumption, substantially in the form attached hereto as Exhibit C (the “Bill of Sale”), with respect to the Assets and such other instruments and documentation as GHRCO may reasonably request before, on the Closing Date and thereafter, including, without limitation, assignment agreements and related documentation with respect to the GRF Patent Portfolio, in order to effectuate the Transactions as contemplated herein;

(ii)                              GHRCO shall acknowledge, sign and deliver the Bill of Sale;

(iii)                          GHRCO shall pay to Restoragen $50,000 in cash as contemplated by Section 1.4;

(iv)                             Restoragen shall execute and deliver to GHRCO a certificate (the “Closing Certificate”) setting forth the representations and warranties of Restoragen that (A) each of the representations and warranties made by Restoragen in this Agreement was accurate in all material respects as of the date of this Agreement, (B) except as expressly set forth in the Closing Certificate, each of the representations and warranties made by Restoragen in this Agreement is accurate in all material respects as of the Closing Date as if made on the Closing Date, (C) each of the covenants and obligations that Restoragen is required to have complied with or performed pursuant to this Agreement at or prior to the Closing has been duly complied with and performed in all material respects and (D) except as expressly set forth in the Closing Certificate, each of the conditions set forth in Sections 6.4, 6.6 and 6.7 has been satisfied in all material respects;

(v)                               As promptly as practicable (and in any event within thirty (30) days) after the Closing, Restoragen shall deliver, or cause to he delivered, to GHRCO or its Representatives all tangible items included in the Assets (or, in the case of documents relative to the Licensed Technology, complete and accurate copies thereof) including, without limitation, complete and accurate originals of all patents and patent applications included in the GRF Patent Portfolio, other documentation in the possession or control of Restoragen regarding the GRF Patent Portfolio and any correspondence between Restoragen and the U.S. Patent & Trademark Office or any foreign patent office with respect to the GRF Patent Portfolio and such other documents or materials in Restoragen’s possession as may be necessary or useful for the practice of the Licensed Technology.  Restoragen shall have the right to retain, for archival and other appropriate purposes, a reasonable number of copies of each document provided to GHRCO hereunder;

(vi)                             GHRCO shall pay to Restoragen or its patent counsel, the estimated patent counsel fees and costs described in Section 1.3; and

(vii)                         The Releases in the form of Exhibit G signed by each of Thomas R. Coolidge and S. William Jenks simultaneous with the execution of this Agreement will remain in force without rescission.

2.                                      REPRESENTATIONS AND WARRANTIES OF RESTORAGEN.

Restoragen represents and warrants, to and for the benefit of GHRCO, as follows:

2.1                               Due Organization and Standing. Restoragen is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to deliver this Agreement and to carry out the provisions hereof, subject to Bankruptcy Court approval of the Transactions.

2.2                               Title to Assets. As of the date of this Agreement, Restoragen, to its knowledge, owns, and has good, valid and marketable title to, the Assets, and all of such Assets are owned by Restoragen free and clear of any liens, claims and encumbrances, except in each case with respect to the liens, claims and encumbrances disclosed the voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code, filed by Restoragen on December 17, 2002 in the United States Bankruptcy Court for the District of Nebraska (the “Chapter 11 Filing”).  Upon receipt of the Confirmation Order and immediately prior to the Closing, Restoragen, to its knowledge, will own, and have good, valid and marketable title to and the entire interest in, the Assets, and all of such Assets will be owned by Restoragen free and clear of any liens, claims, encumbrances and but only to the scope and extent of the effectiveness of the Bankruptcy Court Confirmation Order approving the Transactions.

2.3                               DISCLAIMER. EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT, RESTORAGEN DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS AND TITLE.

2.4                               Proceedings; Orders. Except for the Chapter 11 Filing, there is no pending Proceeding, and, to Restoragen’s knowledge, no Person has threatened to commence any Proceeding: (i) that involves Restoragen and that relates to or might affect any of the Assets or Restoragen’s ability to grant the Licenses (whether or not Restoragen is named as a party thereto); or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions. To Restoragen’s knowledge, there is no Order to which Restoragen, or any of the Assets or Licensed Technology, is subject.

2.5                               Authority; Binding Nature Of Agreements. Subject to the Confirmation Order, Restoragen has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under each of the Transactional Agreements to which it is or may become a party; and the execution, delivery and performance by Restoragen of the Transactional Agreements to which it is or may become a party have been duly authorized by all necessary action on the part of Restoragen and its stockholders and board of directors. This Agreement constitutes the legal, valid and binding obligation of Restoragen, enforceable against Restoragen in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization and the rights of creditors generally. Subject to the receipt of the Confirmation Order, upon the execution of each of the Transactional Agreements at the Closing, each of such Transactional Agreements to which Restoragen is a party will constitute the legal, valid and binding obligation of Restoragen and will be enforceable against Restoragen in accordance with its terms.

2.6                               Due Diligence.  To its knowledge, Restoragen has provided GHRCO access to the extent currently available to all records and materials logged and/or placed in storage by Restoragen relating to the Assets and Licensed Technology for the production of GRF, including such records and materials in its possession or control relating to Legal Requirements and Governmental Authorizations.

3.                                      REPRESENTATIONS AND WARRANTIES OF GHRCO.

GHRCO represents and warrants, to and for the benefit of Restoragen, as follows:

3.1                               Authority; Binding Nature of Agreements.  Coolidge & Company, Inc. has the absolute and unrestricted right, power and authority to enter into this Agreement, and this Agreement constitutes the legally valid and binding obligation of Coolidge & Company, Inc., enforceable against it in accordance with its terms.  On the Closing Date, GHRCO will have the absolute and unrestricted right, power and authority to enter into and perform its obligations under each of the Transactional Agreements to which it is or may become a party, and the execution and delivery of the Transactional Agreements by GHRCO have been duly authorized by all necessary action on the part of GHRCO and its board of directors. This Agreement and each of the other Transactional Agreements signed at the Closing, constitutes the legal, valid and binding obligation of GHRCO, enforceable against it in accordance with its terms. The execution, delivery and performance of the Transactional Agreements by GHRCO do not conflict with or result in violation of or give any Governmental Body or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which GHRCO, or any of the assets of GHRCO, is subject.

3.2                               Available Funds.  Coolidge & Company, Inc. has, and GHRCO will have on the Closing Date, without requiring the prior consent, approval or other discretionary action of any third party, a sufficient amount of cash to pay the full amount of the Closing Date purchase price and to satisfy any other obligations hereunder and in connection with the Transactions contemplated hereby on the terms and conditions set forth herein.

4.                                      PRE-CLOSING COVENANTS OF RESTORAGEN.

4.1                               Access and Investigation.  Restoragen shall ensure that, at all times during the Pre-Closing Period, and upon reasonable advance notice by GHRCO: (a) Restoragen and its Representatives shall provide GHRCO and its Representatives with reasonable access to

Restoragen’s Representatives, current personnel and assets and to all existing books, records and other documents, information and materials relating to the Assets or the Licensed Technology; and (b) Restoragen and its Representatives shall provide GHRCO and its Representatives with such originals and copies of existing books, records and other documents, information and materials relating to the Assets, the Licensed Technology and/or the GRF Products as GHRCO may reasonably request in good faith. GHRCO acknowledges that Restoragen has limited resources and accordingly agrees to cooperate with Restoragen as reasonably necessary in Restoragen’s performance of the activities described in this Section 4.1.  GHRCO acknowledges that, to the extent GHRCO desires services of former employees beyond identification, separation and delivery of Assets and documents and materials related to the Licensed Technology subject to this Agreement, GHRCO shall bear the expense of such services.

4.2                               Maintenance of IP and Assets.  Except as otherwise contemplated in this Agreement or ordered by the Bankruptcy Court (a “Conduct Order”), Restoragen shall ensure that, during the Pre-Closing Period:

(a)                                    Restoragen maintains the patents and patent applications included in the GRF Patent Portfolio and the Manufacturing Patents; and

(b)                                    Restoragen does not take or omit to take any action that would subject the Assets or the Licensed Technology that is the subject of the Licenses to any lien, security interest or license for the production of GRF.

4.3                               Filings and Consents. Restoragen shall use commercially reasonable efforts to ensure that: (a) all filings, notices and Consents required to be made, given and obtained by Restoragen in order to consummate the Transactions are made, given and obtained on a timely basis; and (b) during the Pre-Closing Period, Restoragen and their respective Representatives cooperate with GHRCO and with GHRCO’s Representatives, and prepare and make available such documents and materials in its possession or control relating to the Assets and to the Licensed Technology, as GHRCO may request in good faith, in connection with any filing, notice or Consent that GHRCO is required or elects to make, give or obtain.

4.4                               Confirmation/Sale Approval.  Restoragen shall promptly provide GHRCO with drafts of the proposed confirmation order as referenced in paragraph 5.02 of Restoragen’s proposed plan of reorganization filed on March 7, 2003 (filing no. 150) approving the Transactions and Transaction Agreements, and will provide GHRCO with reasonable opportunity to review and provide comment on such draft order.

4.5                               Notification. During the Pre-Closing Period, Restoragen shall provide GHRCO with prompt written notice of: (a) any event or circumstance that would constitute a Breach of a representation or warranty made by Restoragen if such representation or warranty had been made as of the time of the occurrence; (b) any Breach of a covenant or obligation of Restoragen hereunder; and (c) any event or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely.

4.6                               Best Efforts. During the Pre-Closing Period, Restoragen shall use its Best Efforts to cause the conditions set forth in Section 6 to be satisfied on a timely basis.

5.                                      PRE-CLOSING COVENANTS OF GHRCO.

During the Pre-Closing Period, GHRCO shall use its Best Efforts to cause the conditions set forth in Section 7 to be satisfied.

6.                                      CONDITIONS PRECEDENT TO GHRCO’s OBLIGATION TO CLOSE.

GHRCO’s obligation to purchase the Assets and to take the other actions required to be taken by GHRCO at the Closing and thereafter is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by GHRCO, in whole or in part, in writing):

6.1                               Bankruptcy Court Approval. The Bankruptcy Court shall have entered a confirmation order as contemplated by section 5.02 of the proposed plan of reorganization filed by Restoragen with the Bankruptcy Court on March 7, 2003 (filing no. 150), which shall become a final order, which confirmation order shall be reasonably acceptable to GHRCO, approving the sale of the Assets and the grant of the Licenses to GHRCO, in each case, free and clear of any liens, claims or encumbrances, and such order shall be unstayed (the “Confirmation Order”).

6.2                               Accuracy of Representations. All of the representations and warranties made by Restoragen in this Agreement (considered collectively), and each of such representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Agreement, and shall he accurate in all material respects as of the Scheduled Closing Time as if made at the Scheduled Closing Time.

6.3                               Performance of Obligations.

(a)                                    Each of the documents referred to in Sections 1.6(b)(i) and 1.6(b)(iv) shall have been executed by each of the parties thereto and delivered to GHRCO.

(b)                                    All of the covenants and obligations that Restoragen is required to comply with or to perform at or prior to the Closing (considered collectively), and each of said covenants and obligations (considered individually), shall have been duly complied with and performed in all material respects.

6.4                               No Material Adverse Change.  There shall have been no material adverse change affecting, or that could reasonably be expected to affect, any of the Assets or the Licensed Technology, or Restoragen’s ability to consummate the Transactions, since the date of this Agreement, and no event shall have occurred and no condition or circumstance shall exist that could reasonably be expected to give rise to any such material adverse change.

6.5                               Additional Documents.  GHRCO shall have received such documents as GHRCO may reasonably request in good faith for the purpose of (i) evidencing the accuracy of any representation or warranty made by Restoragen, (ii) evidencing the compliance by Restoragen with, or the performance by Restoragen of, any covenant or obligation set forth in this Agreement, (iii) evidencing the satisfaction of any condition set forth in this Section 6 or (iv) otherwise facilitating the consummation or performance of any of the Transactions.

6.6                               No Proceedings.  Since the date of this Agreement, there shall not have been commenced or threatened against GHRCO, or against any Person affiliated with GHRCO, any Proceeding (a) involving any material challenge to, or seeking material damages or other material relief in connection with, any of the Transactions, or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions.

6.7                               No Prohibition.  Neither the consummation nor the performance of any the Transactions will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of, or cause GHRCO or any Person affiliated with GHRCO to suffer any adverse consequence under, any applicable Legal Requirement or Order.

7.                                      CONDITIONS PRECEDENT TO RESTORAGEN’S OBLIGATION TO CLOSE.

Restoragen’s obligation to sell the Assets and to take the other actions required to be taken by Restoragen at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Restoragen, in whole or in part, in writing):

7.1                               Bankruptcy Court Approval. The Bankruptcy Court shall have entered the Confirmation Order.

7.2                               Accuracy of Representations. All of the representations and warranties made by GHRCO in this Agreement (considered collectively), and each of such representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Scheduled Closing Time as if made at the Scheduled Closing Time.

7.3                               Purchaser’s Performance.

(a)                                    GHRCO shall have executed the Bill of Sale and delivered it to Restoragen;

(b)                                    GHRCO shall have made the payments contemplated by Section 1.6(b)(iii) and 1.6(b)(vi) hereof;

(c)                                    Each of Thomas R. Coolidge and S. William Jenks shall have signed and delivered to Restoragen the form of Release attached as Exhibit G, and such Releases shall remain in force without rescission; and

(d)                                    All of the other covenants and obligations that GHRCO is required to comply with or to perform pursuant to this Agreement at or prior to the Closing (considered collectively), and each of such covenants and obligations (considered individually), shall have been complied with and performed in all material respects.

8.                                      PRODUCT RELATED PAYMENTS

8.1                               Milestones Payments for GRF Products. This Section 8 shall become effective only upon the Closing:

Within thirty (30) days following the first occurrence of each of the events set forth below, GHRCO shall pay to Restoragen the applicable milestone payment set forth below:

Milestone Event	Milestone Payment

Filing of an NDA in the U.S. for a GRF Product for an indication covered by the GRF Patent Portfolio	$500,000

One Year subsequent to the date of Regulatory Approval of a GRF Product in the U.S. for an indication covered by the GRF Patent Portfolio	$1,000,000

8.2                               Royalties.

(a)                                    GRF Product Royalties. GHRCO shall pay to Restoragen a royalty of one and one half percent (1.5%) of Net Sales of GRF Products that receive Regulatory Approval for an indication covered by the GRF Patent Portfolio.

For purposes of clarification, no royalties shall be due hereunder with respect to any product that is not a GRF Product. Except as provided in Section 8.2(b) hereof, Royalties under this Section 8.2 shall be payable on a Product-by-Product and country-by-country basis until expiration of the last to expire of then issued patents within the GRF Patent Portfolio containing a Valid Claim covering the use or sale of such GRF Product in any such country (the “Royalty Term”).

(b)                                    Royalty Buy Out.  GHRCO shall have the absolute right (but not the obligation) to buy out and terminate and extinguish the obligation to (i) pay royalties on GRF Products pursuant to Section 8.2(a) above and (ii) comply with the other provisions of this Agreement relative to the payment of GRF Product Royalties by making a payment to Restoragen of $1,000,000 within four years of the Agreement Date or, during the period from the four-year anniversary until the termination of its obligation to make such royalty payments hereunder, by making a payment to Restoragen of $3,000,000. (The foregoing right to buy out, terminate and extinguish the obligation to pay royalties hereunder shall be known as the “Royalty Buy Out”.) Upon completion by

GHRCO of a Royalty Buy Out pursuant to this Section 8.2(b), and except for its obligations pursuant to Section 8.1 hereof, GHRCO shall continue to enjoy full and exclusive rights to exploit the GRF Patent Portfolio to the full extent of the Royalty Term without any further royalty payment to Restoragen or other obligation under this Section 8 or other provisions of this Agreement relative to the GRF Patent Portfolio.

(c)                                    Third Party Royalties.  If, following the Closing, GHRCO enters into any Contract that would obligate GHRCO to pay any royalty to a Third Party with respect to the manufacture, use or sale of a Product by GHRCO, its Affiliates, licensees and/or sublicensees, GHRCO shall be solely responsible for the payment of such royalties and shall not be entitled to deduct any portion of such royalties from any payments due Restoragen hereunder.

8.3                               Calculation and Payment of Royalties.  Payments of the royalty pursuant to Section 8.2(a) and reports for the sale of Products shall be calculated and reported for each calendar quarter. All payments due to Restoragen pursuant to Section 8.2(a) hereof shall be paid within seventy-five (75) days of the end of each calendar quarter, unless otherwise specifically provided herein. Each such payment shall be accompanied by a report of Net Sales of Products in sufficient detail to permit confirmation of the accuracy of the payment made, including, without limitation, the number of GRF Products sold, the gross sales and Net Sales of Products, an accounting of all deductions taken in the calculation of Net Sales, a separate accounting for all Combination Products sold and the formulas used in the calculation of the royalty owed thereon, the royalties payable under Section 8.2(a), in U.S. dollars, the method used to calculate such royalties and the exchange rates used.

8.4                               Tax Withholding.  Restoragen shall pay any and all taxes levied on account of any license fee, royalty or milestone payments received by it under this Agreement. If any taxes are required to be withheld by GHRCO, GHRCO will (a) deduct such taxes from the payment made to Restoragen, (b) timely pay the taxes to the proper taxing authority and (c) send proof of payment to Restoragen and certify its receipt by the taxing authority within thirty (30) days following such payment.

8.5                               Exchange Rate; Manner and Place of Payment.  All payments hereunder shall be payable in U.S. dollars. With respect to each quarter, for countries other than the United States, whenever conversion of payments from any foreign currency shall be required, such conversion shall be made at the rate of exchange reported in The Wall Street Journal, Eastern Edition, on the last business day of the applicable quarter. All payments owed under this Agreement shall be made by wire transfer to a bank and account designated in writing by Restoragen, unless otherwise specified in writing by Restoragen.

8.6                               Prohibited Payments. Notwithstanding any other provision of this Agreement, if GHRCO is prevented from paying any such royalty by virtue of the statutes, laws, codes or governmental regulations of the country from which the payment is to be made, then such royalty may be paid by depositing funds in the currency in which it accrued to Restoragen’s account in a bank acceptable to Restoragen in the country whose currency is involved.

8.7                               Records; Audits. During the Payment Term and for a period of four (4) years thereafter, GHRCO shall keep complete and accurate records pertaining to the sale or other disposition of GRF Products in sufficient detail to permit Restoragen to confirm the accuracy of payments due hereunder. Restoragen shall have the right to cause an independent, certified public accountant reasonably acceptable to GHRCO to audit such records to confirm Net Sales and royalty payments for a period covering not more than the preceding four (4) years.  Restoragen agrees to treat, and to use its best efforts to cause such accountant to treat, all such information as confidential and not to use or disclose any such information for any purpose except to determine compliance with this Agreement. For the avoidance of doubt, GHRCO shall not be obligated to provide Restoragen or such accountant with access to any records or information other than that which is necessary to confirm Net Sales and royalty payments hereunder. Such audits may be exercised during normal business hours upon reasonable prior written notice to GHRCO. Books and records for a given calendar year may only be audited once. Prompt adjustments shall be made by the parties to reflect the results of such audit.  Restoragen shall bear the full cost of such audit unless such audit discloses a variance of more than ten percent (10%) from the amount of Net Sales or royalties due under this Agreement, in which case, GHRCO shall bear the full cost of such audit.  GHRCO shall either (i) keep for at least four (4) years copies of records of its Affiliates and sublicensees sufficient for auditing purposes under this Section 8.7 or (ii) secure the right for Restoragen to conduct an audit of the records of GHRCO’s Affiliates and sublicensees under this Section 8.7 including records pertaining to gross sales of GRF Products and all deductions taken in the calculation of Net Sales. This Section 8.7 shall survive any termination of this Agreement for five (5) years.

9.                                      PATENT RIGHTS.

This Section 9 shall become effective only upon the Closing:

9.1                               Patent Prosecution and Maintenance.

(a)                                    GRF Patent Portfolio. GHRCO shall have the first right, but not the obligation, to prosecute and maintain all patent applications and patents included in the GRF Patent Portfolio. GHRCO shall provide Restoragen with an opportunity to review and discuss with GHRCO prosecution strategy and to consult with GHRCO on the content of such patent applications and GHRCO shall consider in good faith Restoragen’s reasonable suggestions regarding such patent applications. Notwithstanding the foregoing, GHRCO shall have sole and final decision-making authority with respect to the prosecution and maintenance of the GRF Patent Portfolio.  GHRCO shall be responsible for all costs, fees and expenses incurred from and after the Closing in connection with the prosecution and maintenance of the patent applications and patents included in the GRF Patent Portfolio. GHRCO agrees to notify Restoragen in writing in a timely manner (and in any event not fewer than thirty (30) days before any office action or other applicable governmental deadline) if it decides not to continue the prosecution or appeals or maintenance of any of the patent applications and patents included in the GRF Patent Portfolio.  In the event GHRCO does not continue the prosecution or maintenance of any patent application or patent included in the GRF Patent Portfolio, GHRCO shall, at Restoragen’s written request given within thirty (30) days after the applicable notice from GHRCO, assign such patent application or patent to Restoragen.

(b)                                    Manufacturing Patents and Residual Patents.  Restoragen shall have the first right, but not the obligation, to file, prosecute and maintain all patent applications and patents included in the Manufacturing Patents and the Residual Patents.  Restoragen shall provide GHRCO with copies of all material correspondence with the U.S. Patent and Trademark Office, or similar foreign agency, and Restoragen shall consider in good faith GHRCO’s reasonable suggestions regarding such patent filings.  For the Manufacturing License Term, GHRCO shall be responsible for payment (in the form of reimbursements to Restoragen) for 25% of all costs, fees and expenses (such costs, fees and expenses being referred to hereinafter as the “Manufacturing Patents Support Costs”) incurred from and after the Closing in connection with the filing, prosecution and maintenance of the patent applications and patents included in the Manufacturing Patents.  For the Residual License Term, GHRCO shall be responsible for payment (in the form of reimbursements to Restoragen) for 50% of all costs, fees and expenses (such costs, fees and expenses being referred to hereinafter as the “Residual Patents Support Costs”) incurred from and after the Closing in connection with the filing, prosecution and maintenance of the patent applications and patents included in the Residual Patents.  If Restoragen determines that it does not desire to support the continued prosecution, appeals and maintenance of any of the patent applications and patents included in the Manufacturing Patents or the Residual Patents, GHRCO shall have the right to take over control of the prosecution, appeals and/or maintenance of such applications and patents, along with the ownership of the same, subject to any then existing license rights of Third Parties, if Restoragen’s other current licensees (namely NPS Pharmaceuticals, Inc., BresaGen Ltd., Amylin Pharmaceuticals, Inc. and ADVISYS) decline to do so in accordance with the terms of this Agreement.  Restoragen agrees to notify GHRCO in writing in a timely manner to allow GHRCO the opportunity to review and respond to any such opportunity.  Upon delivery of such notice, GHRCO shall have the right, within thirty days of receiving such notice, to either (i) take over control of the prosecution, appeals and/or maintenance of such applications and patents along with the ownership of the same, subject to any then existing license rights of Third Parties, as well as the obligation to pay ongoing costs of such prosecution, appeals and/or maintenance or (ii) agree that the License to such application or patent, granted pursuant to Section 1.2 hereof, shall thereupon lapse and terminate.  In either event, after receiving such notice, GHRCO shall have no further obligation to Restoragen to pay its portion of the Manufacturing Patents Support Costs or Residual Patents Support Costs, as applicable, incurred thereafter for such application or patent, and Restoragen shall, as soon as practicable thereafter, assign, convey and transfer such ownership to GHRCO with appropriate documentation.  Such assignment shall not terminate the obligation of GHRCO to pay royalties in respect of the GRF Patent Portfolio under this Agreement.

9.2                               Patent Enforcement.  Each party shall promptly notify the other in writing of any alleged or threatened infringement of any of the patents in the GRF Patent Portfolio or any patent included in the Manufacturing Patents or Residual Patents of which such party becomes aware.

(a)                                    GRF Patent Portfolio.  With respect to any infringement of any patent included in the GRF Patent Portfolio, GHRCO shall have the first right, but not the obligation, to bring and control any action or proceeding with respect to such infringement at its own expense and by counsel of its own choice, and Restoragen shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. If GHRCO fails to bring an action or proceeding within (A) sixty (60) days following the notice of alleged infringement or (B) ten (10) days before the time limit, if any, set forth in the applicable laws and regulations for the filing of such actions, whichever comes first, Restoragen shall have the right to bring and control any action or proceeding with respect to such infringement at its own expense and by counsel of its own choice, and GHRCO shall have the right, at its own expense, to be represented in any such action by counsel of its own choice.

(b)                                    Manufacturing Patents and Residual Patents.  With respect to any infringement of any patent included in the Manufacturing Patents or Residual Patents, Restoragen shall have the first right, but not the obligation, to bring and control any action or proceeding with respect to such infringement at its own expense and by counsel of its own choice, and GHRCO shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. If Restoragen fails to bring an action or proceeding within (A) sixty (60) days following the notice of alleged infringement or (B) ten (10) days before the time limit, if any, set forth in the applicable laws and regulations for the filing of such actions, whichever comes first, GHRCO shall have the right to bring and control any action or proceeding with respect to such infringement at its own expense and by counsel of its own choice, and Restoragen shall have the right, at its own expense, to be represented in any such action by counsel of its own choice.

(c)                                    Generally.  In the event a party brings an infringement action in accordance with this Section 9.2, the other party shall cooperate fully, including if required to bring such action, the furnishing of a power of attorney. Neither party shall have the right to settle any patent infringement litigation under this Section 9.2 in a manner that diminishes the rights or interests of the other party without the consent of such other party (which shall not he unreasonably withheld). Except as otherwise agreed to by the parties as part of a cost-sharing arrangement, any recovery realized as a result of such litigation, after reimbursement of any litigation expenses of GHRCO and Restoragen, shall be retained by the party that brought and controlled such litigation for purposes of this Agreement, except that any recovery realized by GHRCO as a result of such litigation, after reimbursement of the parties’ litigation expenses, shall, to the extent attributable to lost sales of GRF Products, be treated as Net Sales of Products by GHRCO.

9.3                               Third Party Infringement Claims. Each party shall promptly notify the other in writing of any allegation by a Third Party that the activity of either of the parties pursuant to this Agreement infringes or may infringe the Intellectual Property Rights of such Third Party. A party shall have the sole right to control any defense of any such claim involving alleged infringement of Third Party rights by such party’s activities at its own expense and by counsel of its own choice. Neither party shall have the right to settle any patent infringement litigation under this Section 9.3 in a manner that diminishes the rights or interests of the other party without the consent of such other party (which shall not be unreasonably withheld).

9.4                               Payment of Manufacturing Patents Support Costs and Residual Patent Support Costs.  GHRCO must pay Restoragen for its portion of Manufacturing Patents Support Costs and Residual Patent Support Costs described in Section 9.1(b) within 30 days of the date of the invoice issued by Restoragen.  If payment is not received within 45 days of written notice of an overdue invoice, Restoragen may terminate the Licenses on written notice of GHRCO.

10.                               CONFIDENTIALITY

10.1                        Confidentiality.  Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the parties, the parties agree that, for so long as this Agreement is in effect, and for a period of five (5) years thereafter, each party (the “Receiving Party”) will maintain in confidence all Confidential Information disclosed by the other before or after the date of this Agreement (the “Disclosing Party”).  The Receiving Party may use the Confidential Information of the Disclosing Party only to the extent required to accomplish the purposes of this Agreement. The Receiving Party shall use at least the same standard of care as it uses to protect proprietary or confidential information of its own to ensure that its employees, agents, consultants and other Representatives do not disclose or make any unauthorized use of the Disclosing Party’s Confidential Information. Each party will promptly notify the other upon discovery of any unauthorized use or disclosure of the other party’s Confidential Information.

10.2                        Exceptions.  The obligations of confidentiality contained in Section 10.1 will not apply to the extent that it can be established by the Receiving Party by competent proof that such Confidential Information: (a) was already known to the Receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the Disclosing Party; (b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party; (c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the Receiving Party in breach of this Agreement; or (d) was disclosed to the Receiving Party, other than under an obligation of confidentiality, by a Third Party who had no obligation to the Disclosing Party not to disclose such information to others.

10.3                        Authorized Disclosure. Each party may disclose the Confidential Information to the extent such disclosure is reasonably necessary in the following instances: (a) filing, prosecuting or maintaining the GRF Patent Portfolio or the Manufacturing Patents in accordance with this Agreement; (b) in the case of GHRCO, practicing the inventions claimed in the GRF Patent Portfolio, practicing the Licenses granted hereunder or preparing and submitting regulatory filings with respect to GRF Products; (c) prosecuting or defending litigation or complying with applicable court orders or governmental regulations; or (d) disclosure to Affiliates, sublicensees. employees. consultants, agents or other Third Parties in connection with due diligence or similar investigations by such Third Parties and disclosure to potential Third

Party investors, provided, in each case, that any such Affiliate, sublicensee, employee, consultant, agent or Third Party agrees to be bound by similar terms of confidentiality and non-use at least equivalent in scope to those set forth in this Section 10.

Notwithstanding the foregoing, in the event a party is required to make a disclosure of the other party’s Confidential Information pursuant to Section 10.3(c), it will, except where impracticable, give reasonable advance notice to the other party of such disclosure and use efforts to secure confidential treatment of such information at least as diligent as such party would use to protect its own confidential information, but in no event less than reasonable efforts.

11.                               TERMINATION PRIOR TO CLOSING.

11.1                        Termination Events. This Agreement may be terminated prior to the Closing:

(a)                                    by GHRCO if (i) there is a material Breach of any covenant or obligation of Restoragen and such Breach shall not have been cured prior to the Closing after the delivery of notice thereof to Restoragen, or (ii) GHRCO reasonably determines that the timely satisfaction of any condition set forth in Section 6 has become impossible or impractical (other than as a result of any failure on the part of GHRCO to comply with or perform its covenants and obligations set forth in this Agreement);

(b)                                    by Restoragen if (i) there is a material Breach of any covenant or obligation of GHRCO and such Breach shall not have been cured prior to the Closing after the delivery of notice thereof to GHRCO, or (ii) Restoragen reasonably determines that the timely satisfaction of any condition set forth in Section 7 has become impossible or impractical (other than as a result of any failure on the part of Restoragen to comply with or perform any covenant or obligation set forth in this Agreement);

(c)                                    by GHRCO at or after the Scheduled Closing Time if any condition set forth in Section 6 has not been satisfied by the Scheduled Closing Time;

(d)                                    by Restoragen at or after the Scheduled Closing Time if any condition set forth in Section 7 has not been satisfied by the Scheduled Closing Time;

(e)                                    by GHRCO if the Closing has not taken place on or before May 31, 2003 (other than as a result of any failure on the part of GHRCO to comply with or perform its covenants and obligations under this Agreement);

(f)                                      by Restoragen if the Closing has not taken place on or before May 31, 2003 (other than as a result of any failure on the part of Restoragen to comply with or perform any covenant or obligation set forth in this Agreement);

(g)                                   by the mutual written consent of GHRCO and Restoragen; or

(h)                                   by GHRCO upon written notice to Restoragen if Restoragen’s Drug Master File for GRF has not been made available for review to the satisfaction of GHRCO, or if the vessels containing the master cell banks for the production of GRF have not been identified and made available for transfer at the Closing to the satisfaction of GHRCO.

11.2                        Termination Procedures.       If GHRCO wishes to terminate this Agreement pursuant to Sections 11.1(a), 11.1(c), 11.1(e) or 11.1(g), GHRCO shall deliver to Restoragen a written notice stating that GHRCO is terminating this Agreement and setting forth a brief description of the basis on which GHRCO is terminating this Agreement.  If Restoragen wishes to terminate this Agreement pursuant to Sections 11.1(b), 11.1(d) or 11. 1(f), Restoragen shall deliver to GHRCO a written notice stating that Restoragen is terminating this Agreement and setting forth a brief description of the basis on which Restoragen is terminating this Agreement.

11.3                        Effect Of Termination.                    If this Agreement is terminated pursuant to Section 11.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that, except as otherwise provided herein: (a) no party shall be relieved of any obligation or other Liability arising from any Breach by such party of any provision of this Agreement; and (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Sections 10 and 16.

11.4                        Nonexclusivity of Termination Rights. The termination rights provided in Section 11 .1 shall not be deemed to be exclusive. Accordingly, the exercise by any party of its right to terminate this Agreement pursuant to Section 11.1 shall not be deemed to be an election of remedies and shall not be deemed to prejudice, or to constitute or operate as a waiver of, any other right or remedy that such party may be entitled to exercise (whether under this Agreement, under any other Contract, under any statute, rule or other Legal Requirement, at common law, in equity or otherwise).

12.                               LICENSE TERMS.

12.1                        The term of the Manufacturing License will commence as of the Closing and will terminate upon the expiration of the last to expire of the then issued patents included in the Manufacturing Patents, containing a Valid Claim covering the use or sale of a GRF Product in any country (the “Manufacturing License Term”).  The term of the Residual License will commence as of the Closing and will terminate upon the expiration of the last to expire of the then issued patents included in the Residual Patents (the “Residual License Term”).  GHRCO may terminate the Residual License on written notice to Restoragen, but not fewer than 30 days before an office action or applicable governmental deadline for a Residual Patent.  In the event of such termination, the Residual License will terminate and the obligation to pay Residual Patents Support Costs incurred thereafter will terminate.

12.2                        Termination for Cause.  Either party shall have the right to terminate the Licenses upon sixty (60) days’ written notice to the other upon or after the Breach of any material provision of this Agreement by the other party if the breaching party has not cured such

Breach within the sixty (60) day period following written notice of termination by the non-breaching party.

12.3                        Effect of Termination; Surviving Obligations.

(a)                                    Upon termination of the Licenses pursuant to Section 12.2 by GHRCO: (i) the Licenses granted by Restoragen to GHRCO in Section 1.2 shall terminate and revert to Restoragen; and (ii) all other rights and obligations of the parties under this Agreement shall terminate, except as set forth in this Section 12.3.

(b)                                    Upon termination of the Licenses pursuant to Section 12.2 by Restoragen: (i) the Licenses granted by Restoragen to GHRCO in Section 1.2 shall terminate and revert to Restoragen; (ii) any existing sublicenses under such Licenses granted by GHRCO shall remain in effect in accordance with their terms, with Restoragen assuming GHRCO’s position as sublicensor under such agreements, but only if each sublicensee agrees to remain liable for full compliance with this Agreement; and (iii) all other rights and obligations of the parties under this Agreement shall terminate, except as set forth in this Section 12.3.

(c)                                    Expiration or termination of this Agreement shall not relieve the parties of any obligation accruing prior to such expiration or termination.  Except as expressly set forth elsewhere in this Agreement, the obligations and the rights of the parties under Sections 8.7, 10, 12, 13, 14 and 16 shall survive expiration or termination of this Agreement.

13.                               REMEDIES AND BANKRUPTCY.

13.1                        Remedies.  In the event of any breach of any provision of this Agreement, each party shall have all rights and remedies that may be available to it at law or equity with respect to this Agreement.  Notwithstanding the foregoing, the use by either Party hereto of a termination right as provided for under Section 11 of this Agreement shall not give rise to the payment of damages or any other form of compensation or relief to the other Party with respect thereto.

13.2                        Rights in Bankruptcy.  All rights and licenses granted under or pursuant to this Agreement by Restoragen are, and will otherwise be deemed to be, for purposes of Section 365(n) of the US. Bankruptcy Code, licenses of right to “intellectual property”, as defined under Section 101 of the U.S. Bankruptcy Code.

14.                               NO SURVIVAL OF REPRESENTATIONS, WARRANTIES AND PRE-CLOSING COVENANTS.

The representations and warranties contained in this Agreement or in any instrument delivered in connection herewith, and the covenants set forth in Sections 4 and 5, shall not survive the Closing.  The representations and warranties contained in this Agreement or in the Closing Certificate (but, for the avoidance of doubt not the Bill of Sale), and the covenants and obligations set forth in Sections 4 and 5, shall serve only as conditions to the Closing and shall not survive the Closing, and no claim based thereon may be asserted other than as a justification for refusal to proceed with the Closing; provided, however, that, subject to receipt of the Confirmation Order and except to the extent prohibited by the Bankruptcy Court or the U.S. Bankruptcy Code, a party may seek to enforce the covenants and obligations set forth in Sections 4 and 5 in accordance with the second sentence of Section 16.11 prior to the Closing. Sections 1.2, 1.3, 1.4, 1.5, 1.6, 8, 9, 10, 11, 12, 13, 14, 15 and 16 shall survive the Closing and remain in full force and effect in accordance with their respective terms.

15.                               CERTAIN POST-CLOSING COVENANTS.

15.1                        Development and Commercialization of GRF Products.  From and after the Closing Date, GHRCO shall use its commercially reasonable efforts to develop and commercialize one or more GRF Products. However, the sole remedy for substantial failure on the part of GHRCO to comply with its obligation under this Section 15.1 shall be the granting back of all rights to the GRF Patent Portfolio to Restoragen.

15.2                        Further Actions. From and after the Closing Date, Restoragen shall cooperate with GHRCO and GHRCO’s affiliates and Representatives, and shall execute and deliver such documents and take such other actions as GHRCO may reasonably request, for the purpose of evidencing the Transactions and putting GHRCO in possession and control of all of the Assets.  In addition, from and after the Closing Date, the parties shall cooperate as reasonably necessary to facilitate the transfer to GHRCO or its Representatives of all tangible items included in the Assets.

15.3                        Publicity.  Except as may be legally required, each party shall ensure that, on and at all times after the Closing Date, no press release or other publicity concerning the signing or closing of the Transactions or naming the other party or the source of the technology (other than a reproduction or summary of the contents of the Confirmation Order and Plan of Reorganization) is issued or otherwise disseminated by or on behalf of such party without the other party’s prior written consent, with such consent not to be unreasonably withheld by such party.

15.4                        GLP-1 License Rights.  If, after the Closing, Restoragen grants a non-exclusive license to its manufacturing technology to a party other than Amylin Pharmaceuticals, Inc. covering the recombinant manufacturing of GLP-1 and its analogs and mimics, Restoragen agrees that it will provide GHRCO the option to obtain a non-exclusive license on no less favorable terms granted the other party.

16.                               MISCELLANEOUS PROVISIONS.

16.1                        Further Assurances.  Each party hereto shall execute and/or cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the Transactions.

16.2                        Fees and Expenses.  With the exception of legal fees and recording fees directly related to the preparation of documents required for the assignment and transfer to GHRCO of patents and patent applications which form part of the Assets, which shall be borne by GHRCO, each of Restoragen and GHRCO shall bear and pay all of its own fees, costs and expenses that have been incurred or that are in the future incurred by such Party.

16.3                        Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

If to GHRCO, notices must be addressed to:

GHRCO, Inc.

173 Beebe Hill Road

Falls Village, CT 06031

Telephone:                          (860) 824-5770

Facsimile:                                  (860) 824-7825

If to Restoragen, notices must be addressed to:

Restoragen, Inc.

5701 South 34th Street, Suite 203

Lincoln, NE 68516

Attention:                               Chief Executive Officer

Telephone:                          402-434-0780

Facsimile:                                  402-470-2345

with a copy to:

Lindquist & Vennum, PLLP

4200 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

Attention:                               Barbara Lano Rummel

Telephone:                          612-371-3940

Facsimile:                                  612-371-3207

16.4                        Time of the Essence.  Time is of the essence of this Agreement.

16.5                        Headings.  The headings in bold contained in this Agreement are for convenience of reference only,  shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

16.6                        Counterparts.  This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

16.7                        Governing Law.  This Agreement shall be governed by, and construed and enforced iii accordance with, the laws of the State of Delaware, excluding its conflicts of laws principles.

16.8                        Limitation of Liability.  NEITHER PARTY SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY ANY SPECIAL, INCIDENTAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES IN CONNECTION WITH THIS AGREEMENT OR ANY LICENSE GRANTED HEREUNDER.

16.9                        Successors and Assigns; Parties in Interest.

(a)                                    This Agreement shall be binding upon: Restoragen and its successors and assigns (if any); and Coolidge & Company, Inc., until such time as it is assigned to GHRCO; and thereafter, GHRCO; and their respective successors and assigns (if any). This Agreement shall inure to the benefit of: Restoragen; Coolidge & Company, Inc. until such time as it is assigned to GHRCO; and thereafter, GHRCO; and the respective successors and assigns (if any) of the foregoing.

(b)                                    Coolidge & Company, Inc. and GHRCO may freely assign any or all of its rights under this Agreement, in whole or in part, to any other Person without obtaining the consent or approval of Restoragen, provided that such assignee expressly assumes and agrees to perform this Agreement to the same extent that GHRCO would be required to perform.  Restoragen may freely assign any or all of its rights under this Agreement, in whole or in part, to any other Person without obtaining the consent or approval of GHRCO, provided that such assignee expressly assumes and agrees to perform this Agreement to the same extent that Restoragen would be required to perform.

(c)                                    None of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties to this Agreement and their respective successors and assigns (if any). Without limiting the generality of the foregoing, (i) no employee of Restoragen shall have any rights under this Agreement or under any of the other Transactional Agreements, and (ii) no creditor of Restoragen shall have any rights under this Agreement or any of the other Transactional Agreements.

16.10                 Waiver.

(a)                                    No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)                                    No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

16.11                 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). Each party agrees that, except to the extent prohibited by the Bankruptcy Court or the U.S. Bankruptcy Code: (a) in the event of any Breach or threatened Breach by such party of any covenant, obligation or other provision set forth in this Agreement, the other party shall be entitled (in addition to any other remedy that may be available to it) to (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision and (ii) an injunction restraining such Breach or threatened Breach; and (b) the non-breaching party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Proceeding.

16.12                 Amendments.  This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of GHRCO and Restoragen.

16.13                 Severability.  In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

16.14                 Entire Agreement.  The Transactional Agreements set forth the entire understanding of the parties relating to the subject matter thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter thereof.

16.15                 Knowledge.  For purposes of this Agreement, “knowledge” of Restoragen of a particular fact or other matter means actual knowledge of such fact or other matter by the current Chief Executive Officer and/or Chief Financial Officer of Restoragen.

16.16                 Construction.

(a)                                    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)                                    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)                                    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words, “without limitation.”

(d)                                    Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

(e)                                    References in this Agreement to documents and data within Restoragen’s possession or control includes electronic forms of the same.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, including the Exhibits attached hereto and incorporated herein by reference.

RESTORAGEN, INC.

By:	/s/ Ashleigh W. Palmer

Name:	Ashleigh W. Palmer
Title:	Chief Executive Officer

COOLIDGE & COMPANY, INC.

By:	/s/ Thomas R. Coolidge

Name:	Thomas R. Coolidge
Title:	Chief Executive Officer

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Affiliate” shall mean an individual, trust, business trust, joint venture, partnership, corporation, association or any other entity which (directly or indirectly) is controlled by, controls or is under common control with a party to this Agreement. For the purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to a party, shall mean the possession (directly or indirectly) of at least fifty percent (50%) of the outstanding voting securities of a corporation or comparable equity interest in any other type of entity, or, where the laws of the jurisdiction in which such entity operates prohibit ownership by a party of fifty percent (50%), such ownership shall be at the maximum level of ownership allowed by such jurisdiction.

“Agreement” shall mean the Asset Purchase and License Agreement to which this Exhibit A is attached (including exhibits and attachments thereto), as it may he amended from time to time.

“Bankruptcy Court” shall mean the United States Bankruptcy Court for the District of Nebraska.

“Best Efforts” shall mean the efforts that a prudent Person desiring to achieve a particular result would use in order to ensure that such result is achieved as expeditiously as possible.

“Bill of Sale” shall have the meaning provided in Section 1.6(b)(i).

There shall be deemed to be a “Breach” of a representation, warranty, covenant or obligation if there is or has been any inaccuracy in or breach (including any inadvertent or innocent breach) of, or any failure (including any inadvertent failure) to comply with or perform, such representation, warranty, covenant, obligation or other provision.

“Confidential Information” shall mean any confidential or proprietary information, and any other information relating to any research project, work in process, future development, scientific, engineering, manufacturing, marketing, business plan, financial or personnel matter relating to either party, its present or future products, sales, suppliers, customers, employees, investors or business, whether in oral, written, graphic or electronic form. Prior to the Closing, the Assets and Licensed Technology shall be deemed the Confidential Information of Restoragen. From and after the Closing, the Assets shall be deemed the Confidential Information of GHRCO, but the Licensed Technology shall remain the Confidential Information of Restoragen.

“Confirmation Order” shall have the meaning provided in Section 6.1.

“Consent” shall mean any approval, consent, ratification, permission waiver or authorization (including any Governmental Authorization).

“Contract” shall mean any written, oral, implied or other agreement, contract, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance or undertaking of any nature.

“covered by” shall mean, with respect to the GRF Patent Portfolio or the Manufacturing Patents, that which would infringe a Valid Claim or a claim in a pending patent application in the GRF Patent Portfolio or the Manufacturing Patents.

As used herein, all references to “documents”, “information”, “protocols”, “files” and other records shall encompass all items that are created, transmitted or stored in electronic form.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“FDA” shall mean the United States Food and Drug Administration, or any successor agency thereto having the administrative authority to regulate the marketing of human pharmaceutical products or biological therapeutic products, delivery systems and devices in the United States of America.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement (including, without limitation, any Regulatory Approval); or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature: (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); (d) multi-national organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature (including, without limitation, any Regulatory Authority).

“GRF” shall mean growth hormone releasing factor (1-44) amide, also known as growth hormone releasing hormone.  References to “rGRF” shall mean GRF made by recombinant means.

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“GRF Patent Portfolio” shall mean (a) the patents and patent applications listed on Exhibit E attached hereto, (b) any and all corresponding U.S. or foreign patents and patent applications, whether now existing or hereafter filed, (C) any provisionals, substitutions, divisionals, reissues, renewals, continuations, continuations-in-part, substitute applications and inventors’ certificates arising from, or based upon, any of the foregoing patents or patent applications, (d) any patents issuing from any of the foregoing patent applications and (e) any unfiled patent applications and written inventions owned or held by Restoragen that pertain to the use, sale or import of GRF and/or GRF Products as of the Closing Date and any of the rights referred to in clauses (a) through (d) above arising or resulting therefrom.

“GRF Product” shall mean a pharmaceutical or therapeutic product, an active ingredient of which is GRF, or an active analog, angonist or chemical mimic or an activator of a GRF receptor, and which is in a continuous infusion, extended release or other formulation, the manufacture, use, sale, offer for sale or import of which is covered by the GRF Patent Portfolio or the Manufacturing Patents and related Know-How.

“Intellectual Property” shall mean data, formulae, inventions (whether or not patentable), Know-how, methods, processes, proprietary information, protocols, specifications, techniques, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as laboratory notebooks, samples, studies and summaries).

“Intellectual Property Rights” shall mean all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (A) trade secret rights; (B) patent and industrial property rights; (C) other proprietary rights in Intellectual Property and (D) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses “(A)” through “(C)” above.

“Know-how” shall mean all know-how, trade secrets, data, processes, techniques, procedures, compositions, devices, methods, formulas, protocols and information, whether or not patentable, which (a) are owned by Restoragen as of the Closing Date, (b) are necessary or useful for, or contribute in whole or in part to, the practice of the Manufacturing Patents or the Residual Patents and (c) are not generally publicly known, but excluding the Assets.

“Knowledge of Restoragen” shall have the meaning provided in Section 16.15.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional,

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implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Licenses” shall mean the Manufacturing License and the Residual License described in Section 1.2.

“Licensed Technology” shall mean the Manufacturing Patents, the Residual Patents and the Know-how.

“Manufacturing License Term” shall have the meaning provided in Section 12.

“Manufacturing Patents” shall mean (a) the patents and patent applications listed on Exhibit D attached hereto, (b) any and all corresponding U.S. or foreign patents and patent applications, whether now existing or hereafter filed, (c) any provisionals, substitutions, divisionals, reissues, renewals, continuations, continuations in-part, substitute applications and inventors’ certificates arising from, or based upon, any of the foregoing patents or patent applications and (d) any patents issuing from any of the foregoing patent applications.

“NDA” shall mean a New Drug Application (as more fully defined in 21 C.F.R. Part 314.5 et seq.) filed with the FDA, or the equivalent application filed with any equivalent agency or governmental authority outside the United States of America (including any supra-national agency such as in the European Union).

“Net Sales” shall mean the gross amount actually received by GHRCO, its Affiliates and sublicensees from Third Parties that are not Affiliates or sublicensees of the selling party (unless such Affiliate or sublicensee is the end user of such product, in which case the amount billed therefor shall be deemed to be an amount that would be billed to a Third Party in an arm’s-length transaction) from sales of GRF Products, less the following items, as allocable to such GRF Product (if not previously deducted from the amount invoiced): (i) trade discounts, credits or allowances, (ii) credits or allowances additionally granted upon returns, rejections or recalls, (iii) freight, shipping and insurance charges, (iv) taxes, duties or other governmental tariffs (other than income taxes) and (v) government mandated rebates. If a GRF Product is sold or provided as part of a system, package, or combination product or service that contains one or more other active ingredients or other parts that could be sold separately (each, a “Combination Product” and collectively, “Combination Products”), Net Sales shall be calculated by multiplying Net Sales received by GHRCO, its Affiliate or sublicensee from the sale of Combination Products by the ratio of the fair market value of the GRF Product when supplied or priced separately to the fair market value or values of the other Combination Product or Combination Products when supplied or priced separately.  In the event that no market price is available for the Combination Product when supplied or priced separately, fair market value shall be determined in good faith by GHRCO and Restoragen.

“Order” shall mean any: (a) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award

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issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel; or (b) Contract with any Governmental Body entered into in connection with any Proceeding.

“Person” shall mean any individual, Entity or Governmental Body.

“Pre-Closing Period” shall mean the period from the date of the Agreement through the Closing Date.

“Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or any arbitrator or arbitration panel.

“Regulatory Approval” shall mean any and all approvals (including price and reimbursement approvals), licenses, registrations, or authorizations of the European Union or of any country, federal, state or local regulatory agency, department, bureau or other government entity that is necessary for the manufacture, use, storage, import, transport and/or sale of a Product in such jurisdiction.

“Regulatory Authority” means, in a particular country or jurisdiction, any applicable government regulatory authority involved in granting Regulatory Approval and/or, to the extent required in such country or jurisdiction, pricing or reimbursement approval of a Product in such country or jurisdiction, including without limitation, the FDA and any foreign equivalent thereof.

“Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

“Residual License Term” shall have the meaning provided in Section 12.

“Residual Patents” shall mean (a) the patents and patent applications listed on Exhibit F attached hereto, (b) any and all corresponding U.S. or foreign patents and patent applications, whether now existing or hereafter filed, (c) any provisionals, substitutions, divisionals, reissues, renewals, continuations, continuations in-part, substitute applications and inventors’ certificates arising from, or based upon, any of the foregoing patents or patent applications and (d) any patents issuing from any of the foregoing patent applications.

“Royalty Buy Out” shall have the meaning provided in Section 8.2(b).

“Royalty Term” shall have the meaning provided in Section 8.2.

“Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, toll, duty

5

(including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), that is, has been or may in the future be (a) imposed, assessed or collected by or under the authority of any Governmental Body, or (b) payable pursuant to any tax-sharing agreement or similar Contract.

“Third Party” shall mean any entity other than Restoragen or GHRCO or an Affiliate of Restoragen or GHRCO.

“Transactional Agreements” shall mean: (a) the Agreement; (b) the Closing Certificate; and (c) the Bill of Sale.

“Transactions” shall mean (a) the execution and delivery of the respective Transactional Agreements and (b) all of the transactions contemplated by the respective Transactional Agreements, including: (i) the sale of the Assets by Restoragen to GHRCO in accordance with the Agreement; (ii) the grant of the Licenses; and (iii) the performance by Restoragen and GHRCO of their respective obligations under the Transactional Agreements, and the exercise by Restoragen and GHRCO of their respective rights under the Transactional Agreements.

“Valid Claim” shall mean a claim of an issued patent, which claim has not lapsed, been canceled or become abandoned and has not been declared invalid or unenforceable by an unreversed and unappealable decision or judgment of a court or other appropriate body of competent jurisdiction.

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EXHIBIT B

ASSETS

I.                                         The GRF Patent Portfolio; provided, however, that, notwithstanding anything to the contrary in the Transactional Agreements, no representations, warranties or covenants of Restoragen shall apply to the items described in clause (e) of the definition of the GRF Patent Portfolio.

II.                                     To the extent in the possession or control of Restoragen as of the date of this Agreement:

1.                                       All process development, clinical and other production and quality and regulatory information and records and files in documentary and electronic form relative to recombinantly produced GRF (referred to as “rGRF”),  including but not limited to: drug master files filed with the FDA and otherwise prepared including drafts of such files, technical reports including draft reports, protocols and records for quality assurance and control of rGRF products, SOPs, SAMS, laboratory and research notebooks, process validation files, stability studies and reports, formulation research, studies and reports including extended release plans and programs carried out with outside contractors, technical information and engineering plans and reports, equipment lists and specifications, error reports and all internal and external correspondence; but excluding: laboratory research notebooks to the extent not related to rGRF and non-rGRF information/documentation stored with those documents;

2.                                       Any and all bulk drug inventory and clinical study inventory (including in each case, without limitation, work-in-process and in-transit inventory) of GRF Products and related materials, including, without limitation:

A.                                   active pharmaceutical ingredients, excipients and other ingredients, including bulk substance and samples;

B.                                     stability samples supporting clinical trial and potential future trials and any and all analytical standards inventory;

C.                                     sufficient vials from Restoragen’s GRF cell banks for GHRCO or its Representatives or Consultants to establish functional cell banks at GHRCOs selected laboratories for the following:

(i)                                     to establish microorganisms to start production of rGRF;

(ii)                                  to produce monoclonal antibodies for serum quantification of rGRF and cultures to run rGRF bioassays;

(iii)                               to supply rGRF and related materials to preserve the culture of monoclonal antibodies and bacteria; and

(iv)                              to furnish materials and protocols to conduct pituitary cell bioactivity assays of GRF, using methods which are included under a patent in the GRF Patent Portfolio.

D.                                    sufficient E coli cultures for GHRCO or its Representatives or Consultants to establish functional cultures to start the recombinant production processes for GRF pursuant to the Manufacturing Patents and related Know-How.

3.                                       All data, reports and other documentation on GRF pre-clinical studies and other information, including, to the extent the same exist:

•                                          Safety pharmacology studies,

•                                          Standard toxicology studies,

•                                          Reproductive toxicology studies, and

•                                          Pharmacology studies in different indications.

4.                                       All GRF clinical study files and related data, reports, correspondence and other documents with respect to:

•                                          Individual investigation IND/sponsor studies, and

•                                          Studies planned but not initiated.

5.                                       All documentation, memos, correspondence and files in the possession or control of Restoragen regarding the GRF Patent Portfolio and copies of all data, documentation, memos and files regarding the Manufacturing Patents and related Know-How.

6.                                       All shares of Common Stock (being all the equity shares) of GRFCO, Inc., a Delaware Corporation, currently owned by Restoragen, along with the minute and stock book and relevant corporate records. GRFCO shall have no more than nominal assets or debt and no Liability other than normal franchise taxes.

III.                                 Chorella Virus Promoters – To the extent in the possession or control of Restoragen as of the date of this Agreement, development documents and files and other information and materials relative to the Chorella Virus Promoter Patents listed on Exhibit F, including but not limited to all laboratory and product inventory developed by, or in the possession or control of, Restoragen including:

A.                               all technical information, documentation, lab notes and protocols.

B.                                 all laboratory and development plasmids, cultures and samples relating to the invention, research, development, production and utilization of such promoters.

C.                                   all information and documents covering any plans or ideas relating to the commercial or laboratory utilization or exploitation of such promoters.

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IV.                                Metal Detection Monoclonal Antibodies Program (the “Program”) and related patents (to the extent still owned or controlled by Restoragen), all related prosecution correspondence and development documents and files and all related development, production and utilization technology, know how, information, materials and contractual or other rights in the possession of, or owned or controlled by, Restoragen including, but not limited to:

1.                                     Any provisionals, substitutions, divisionals, reissues, renewals, continuations, continuations-in-part, substitute applications and inventors’ certificates arising from, or based upon, any of the foregoing patents or patent applications.

2.                                     Any patents issuing from any of the foregoing patent applications.

3.                                     Any unfiled patent applications and written inventions owned or held by Restoragen that pertain to the use, sale or import of such antibodies and/or related kit or other utilization products or protocols as of the Closing Date and any of the rights referred to in clauses 1 through 3 above arising or resulting therefrom.

4.                                     All related know how and development and production technology and all related laboratory and product inventory developed by, or in the possession or control of, Restoragen relative to the Program, including: (i)  all information, documentation, lab notes, memoranda, correspondence and protocols and all laboratory and development antibodies, hybridomas, plasmids, samples and kits relating to the invention, research, development, production and utilization of such antibodies and (ii) all information and documents relating to any plans or ideas for the commercial or laboratory utilization or exploitation of such antibodies .

V.                                    To the extent still in Restoragen’s ownership,  possession or control, information, memos, research notes, correspondence and other documents and materials on Antimicrobial Frog Peptides,  including: any patents, patent contract rights and related prosecution and development documents, memos, correspondence and files as well as correspondence, data and files on utilization and effectiveness of such peptides.

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EXHIBIT C

FORM OF BILL OF SALE, ASSIGNMENT AND ASSUMPTION

This Bill of Sale, Assignment and Assumption (“Bill of Sale”) is entered into as of                                                            , 2003 by and between RESTORAGEN, INC., a Delaware corporation(“Seller”) and GHRCO, a Delaware corporation (“Buyer”).

Recitals

Buyer and Seller have entered into that certain Asset Purchase and License Agreement, dated as of March 17, 2003 (the “Asset Purchase Agreement”) pursuant to which, among other things, Seller has agreed to sell the Assets (as such term is defined in the Asset Purchase Agreement) to Buyer subject to the terms and conditions set forth in the Asset Purchase Agreement. All capitalized terms not defined herein shall have the same meanings as set forth in the Asset Purchase Agreement.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, receipt of which is hereby acknowledged, Seller hereby sells, transfers, conveys, assigns and delivers to Buyer all of its right, title and interest in and to the Assets, free and clear of all liens, claims and encumbrances, but only to the scope and extent of the effectiveness of the Bankruptcy Court Confirmation Order approving the Transactions.  Seller, at any time at or after the date hereof, will execute, acknowledge and deliver any further deeds, assignments, conveyances and other assurances, documents, and instruments of transfer reasonably requested by Buyer and will take any other action consistent with the terms of the Asset Purchase Agreement and this Bill of Sale that may reasonably be requested by Buyer for the purpose of assigning, transferring, granting, conveying and confirming to Buyer, or reducing to possession, any or all of the Assets.

Seller hereby constitutes and appoints Buyer and any successor or assign of Buyer, its true and lawful attorney-in-fact with full power of substitution for it and in its name, place and stead or otherwise on behalf of it, its successors and assigns, and for the benefit of Buyer and any successor or assign of Buyer, to demand and receive from time to time the Assets and to execute in the name of Seller and its successors and assigns, instruments of conveyance, instruments of further assurance and to give receipts and releases in respect of the same, and from time to time to institute and prosecute in the name of Buyer or Seller as may be appropriate, any and all proceedings at law, in equity or otherwise which Buyer or any successor and assign of Buyer may deem proper in order to collect, assert or enforce any claims, rights or titles of any kind in and to the Assets, and to defend and compromise any and all actions, suits or proceedings in respect of any of the Assets and to do any and all such acts and things in furtherance of this Bill of Sale as Buyer or any successor or assign of Buyer shall deem advisable. Seller hereby declares that the appointment hereby made and the powers hereby granted are coupled with an interest and are and shall be irrevocable and perpetual and shall not be terminated by any act of Seller or any successor or assign of Seller or by operation of law.

Buyer hereby assumes and undertakes to become liable for all Assumed Liabilities and agrees to pay, perform and discharge such Assumed Liabilities when due, in accordance with the terms of the Agreement.

This Bill of Sale is subject to, and shall be construed in accordance with, the Asset Purchase Agreement, and in the event of a conflict between the provisions of this Bill of Sale and the provisions of the Asset Purchase Agreement (insofar as such provisions relate to the rights and obligations of Buyer, on the one hand, and Seller, on the other hand), the provisions of the Asset Purchase Agreement shall prevail.

This Bill of Sale shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns permitted under the Asset Purchase Agreement.  This Bill of Sale may be executed in any number of counterparts, each of which shall be deemed to be original and all of which together shall be deemed to be one and the same instrument. Facsimile signatures shall have the same effect as original signatures.

IN WITNESS WHEREOF, this Bill of Sale has been executed by the duly authorized officers of the parties as of the day and year first above written.

RESTORAGEN, INC.

By:

Name:

Title:

GHRCO, INC.

By:

Name:

Title:

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EXHIBIT D

MANUFACTURING PATENTS

Subject		Application Number

A.	Provisional US Patent Applications

	Vestigial Gene	60/383,370

	Polyhedrin Gene	60/383,212

	Palladium Cleavage in Formic Acid	60/383,484

	Palladium Cleavage in Other Organic Acids	60/383,488

	Simultaneous Cleavage and Amidation With Palladium	60/383,362

	Cyanylation Amidation with Disulphide Oxidant	60/383,364

	Cyanylation Amidation with Hydroximates and Other Organics	60/383,371

B.	US Patent Application

	Peptide Formulations	09/858880

C.	U.S. Patents (to be maintained in U.S. only)

	Enzymatic Method for Modification of Recombinant Polypeptides	5,512,459 (Apr. 30, 1996)

	Enzymatic Method for Modification of Recombinant Polypeptides	6,403,361 (June 1, 2002)

Except as noted, all of the patents and applications have been or will be filed and maintained in Australia, Canada, Japan, Germany, France, Great Britain, Italy, Denmark and Sweden.

EXHIBIT E

GRF PATENT PORTFOLIO

Restoragen,  Inc. – GRF Patents

COUNTRY	REFERENCE#	TYPE	FILED	SERIAL#	ISSUED	PATENT#	STATUS

A. METHOD AND TREATMENT COMPOSITION FOR DECREASING PATIENT TIME IN CATABOLIC STATE AFTER TRAUMATIC INJURY
Inventors: GUTNIAK, MARK K.; COOLIDGE, THOMAS R.; RECKER, ROBERT R.; WAGNER, FRED W.
UNITED STATES	P00130US0	NEW	3/24/1995	08/410,353	12/23/1997	5,700,775	ISSUED

B. TREATMENT FOR OSTEOPOROSIS USING HGRF(1-44)NH2
Inventors: RECKER, ROBERT R.

UNITED STATES	P01277US0	NEW	9/27/1985	780,949	12/1/1987	4,710,382	ISSUED

C. TREATMENT FOR OSTEOPOROSIS USING GRF OR A BIOLOGICALLY ACTIVE ANALOG THEREOF
Inventors: RECKER, ROBERT R.

UNITED STATES	P01278US0	NEW	7/31/1987	80,110	9/26/1989	4,870,054	ISSUED

D. TREATMENT FOR OSTEOPOROSIS USING GROWTH HORMONE RELEASING FACTOR (GRF) IN COMBINATION WITH PARATHYROID HORMONE (PTH)
Inventors: RECKER, ROBERT R.

UNITED STATES	P01600US0	NEW	11/26/1990	07/617,543	ABANDONED
UNITED STATES	P01600US1	CON	11/4/1991	07/787,651	11/17/1992	5,164,368	ISSUED
WIPO	P01600WO0	CEQ	11/1/1991	PCT/US9	1/08106		NAT PHASE
AUSTRIA	P01600AT0	DCA	11/1/1991	92900612.0	3/26/1997	0559751	ISSUED
AUSTRALIA	P01600AU0	DCA	11/1/1991	90735/91	5/16/1994	645874	ISSUED
BELGIUM	P01600BE0	DCA	11/1/1991	92900612.0	3/26/1997	0559751	ISSUED
CANADA	P01600CA0	DCA	11/1/1991	2096350	10/16/2001	2096350	ISSUED
SWITZERLAND	P01600CH0	DCA	11/1/1991	92900612.0	3/26/1997	0559751	ISSUED
GERMANY	P01600DE0	DCA	11/1/1991	92900612.0	3/26/1997	69125394.3	ISSUED
DENMARK	P01600DK0	DCA	11/1/1991	92900612.0	3/26/1997	0559751	ISSUED
EUROPEAN PATENT	P01600EP0	DCA	11/1/1991	92900612.0	3/26/1997	0559751	NAT PHASE
SPAIN	P01600ES0	DCA	11/1/1991	92900612.0	3/26/1997	0559751	ISSUED
FINLAND	P01600FI0	DCA	11/1/1991	932385	4/12/2001	106776	ISSUED
FRANCE	P01600FR0	DCA	11/1/1991	92900612.0	3/26/1997	0559751	ISSUED
UNITED KINGDOM	P01600GB0	DCA	11/1/1991	92900612.0	3/26/1997	0559751	ISSUED
IRELAND	P01600IE0	CEQ	11/5/1991	3858/91	12/10/2001	82050	ISSUED
ITALY	P01600IT0	DCA	11/1/1991	92900612.0	3/26/1997	0559751	ISSUED
JAPAN	P01600JP0	DCA	11/1/1991	501851/92	9/5/1996	2557779	ISSUED
LUXEMBOURG	P01600LU0	DCA	11/1/1991	92900612.0	3/26/1997	0559751	ISSUED
NETHERLANDS	P01600NL0	DCA	11/1/1991	92900612.0	3/26/1997	0559751	ISSUED
NORWAY	P01600NO0	DCA	11/1/1991	PCT/US91/08106			ABANDONED
NEW ZEALAND	P01600NZ0	CEQ	11/5/1991	240482	10/13/1997	240482	ISSUED
SWEDEN	P01600SE0	DCA	11/1/1991	92900612.0	3/26/1997	0559751	ISSUED

EXHIBIT F

RESIDUAL PATENTS

CHORELLA VIRUS PROMOTERS

U.S. Patent Nos. 5,846,774, 6,316,224 and 6,395,965

BIOASSAY FOR GROWTH HORMONE RELEASING FACTOR

Inventors:  Heinrich et al

United States	ISSUED	New 12/5/1997	6,221,617B1	4/24/2001

EXHIBIT G

GENERAL RELEASE

THIS GENERAL RELEASE (“Agreement”) is dated this 24th day of March 2003, by and between Restoragen, Inc. (formerly, BioNebraska, Inc.) (“Company”), and Thomas R. Coolidge (“Mr. Coolidge”).

BACKGROUND

1.                                         Mr. Coolidge is the former Chief Executive Officer and Chairman of the Board of the Company;

2.                                         Mr. Coolidge is a founder, officer and shareholder of Coolidge & Company, Inc., the entity which has entered into that certain Asset Purchase and License Agreement dated as of March 24, 2003 with Company (the “Asset Purchase Agreement”), and Mr. Coolidge is a founder, officer and shareholder of GHRCO, Inc., the assignee of the Asset Purchase Agreement; and

3.                                         In consideration of the obligations and undertakings of Company in the Asset Purchase Agreement, Mr. Coolidge agrees as follows:

1.                                      General Releases of Mr. Coolidge.

(a)                                  Mr. Coolidge hereby fully and finally releases, waives, and discharges any and all legal and equitable claims against Company that he has through the date of this Agreement.  This full and final release, waiver, and discharge extends to claims of any kind or nature whatsoever, including, without limitation, discrimination claims under any state human rights act, claims of age discrimination under the federal Age Discrimination in Employment Act (“ADEA”), and discrimination claims under any other applicable federal, state, or local law.  It further extends to any and all other legal and equitable claims that Mr. Coolidge now has, whether or not he knows about such claims; claims for attorneys fees, claims of any kind or nature whatsoever arising from his employment or separation from employment with Company (including, without limitation, claims for breach of contract; claims for compensation and remuneration of any kind whatsoever such as holiday pay, vacation pay, and bonus compensation; wrongful or illegal termination; defamation; invasion of privacy; and/or infliction of emotional distress), claims for any other alleged unlawful employment practices arising out of or relating to his employment or separation from employment, and claims arising out of his acquisition and ownership of stock of the Company.

(b)                                 Mr. Coolidge does not, by signing this Agreement, release or waive (i) any rights or claims that may arise after this Agreement is signed, (ii) the right to enforce the provisions of this Agreement or the Asset Purchase Agreement, (iii) any rights that he may have to indemnification for having served as an employee, officer or director of the Company; (iv) any rights asserted by Mr. Coolidge in Proofs of Claim filed with the Bankruptcy Court for the

District of Nebraska; or (v) the right to defend himself (including the right to assert counterclaims, if appropriate) in the event a claim is brought against Mr. Coolidge.

(c)                                  This General Release will automatically become null and void if the Asset Purchase Agreement is terminated prior to the Closing of the Asset Purchase Agreement (as defined therein).

2.                                      Rescission Right.  Mr. Coolidge understands that, if he signs this Agreement, he may revoke his waiver of age discrimination rights and claims under the ADEA within seven (7) days thereafter, and his waiver will not be effective or enforceable until this seven-day period has expired.  If he delivers the rescission by mail it must be:  Postmarked within seven (7) calendar days of the day on which he signs this General Release; addressed to the Company, c/o Ashleigh Palmer, 3820 NW 46th Street, Lincoln, NE, 68524, and sent by certified mail, return receipt requested.  If Mr. Coolidge rescinds his waivers as provided above, the Company may terminate the Asset Purchase Agreement under Section 11.1(b) thereof.

3.                                      Definitions.

For purposes of this Agreement, “Mr. Coolidge” means Thomas R. Coolidge, all and each of his past and present heirs, representatives, executors, administrators, and any other person who has or obtains legal rights through him.  Further for purposes of this Agreement, “Company” means Restoragen, Inc., and all and each of its past and present parent, subsidiary, and affiliated companies; and all and each of past and present officers, directors, Board observers, shareholders, agents, employees, insurers, successors and assigns, and affiliates of the foregoing.

4.                                      Non-Admission by Either Party.

Company and Mr. Coolidge enter into this Agreement expressly disavowing fault, liability and wrongdoing, liability at all times having been denied.  Neither this Agreement, nor anything contained in it, shall be construed as an admission by Company or Mr. Coolidge of any liability, wrongdoing or unlawful conduct whatsoever.  If this Agreement is not executed, no term of this Agreement shall be deemed an admission by Company of any right Mr. Coolidge may have with or against Company, or by Mr. Coolidge of any right the Company may have against him.

5.                                      Governing Law.

This Agreement shall be governed by the substantive laws of the State of Delaware without regard to conflicts of law principles.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement.

Dated: March 25, 2003

/s/ Thomas R. Coolidge
Thomas R. Coolidge

Restoragen, Inc.

By	/s/ Ashleigh Palmer
Ashleigh Palmer, CEO

GENERAL RELEASE

THIS GENERAL RELEASE (“Agreement”) is dated this 24th day of March 2003, by and between Restoragen, Inc. (formerly, BioNebraska, Inc.) (“Company”), and S. William Jenks (“Mr. Jenks”) and shall be effective as of the Closing (as defined below).

BACKGROUND

1.                                         Mr. Jenks is a shareholder of Company and a former member of Company’s Board of Directors;

2.                                         Mr. Jenks is affiliated with GHRCO, Inc., the assignee of that certain Asset Purchase and License Agreement dated as of March 24, 2003 between Coolidge & Company, Inc. and Company (the “Asset Purchase Agreement”); and

3.                                         In consideration of the obligations and undertakings of Company in the Asset Purchase Agreement, Mr. Jenks agrees as follows:

1.                                      General Releases of Mr. Jenks.

(a)                                  Effective as of the closing of the Transactions contemplated by the Asset Purchase Agreement (the “Closing”), Mr. Jenks hereby fully and finally releases, waives, and discharges any and all legal and equitable claims against Company that he has through the date of this Agreement.  This full and final release, waiver, and discharge extends to claims of any kind or nature whatsoever.  It further extends to any and all other legal and equitable claims that Mr. Jenks now has, whether or not he knows about such claims; claims for attorneys fees, and claims of any kind or nature whatsoever arising from or out of his acquisition and ownership of stock of the Company.

(b)                                 Mr. Jenks does not, by signing this Agreement, release or waive (i) any rights or claims that may arise after this Agreement is signed, (ii) the right to enforce the provisions of this Agreement or the Asset Purchase Agreement, (iii) any rights that he may have to indemnification for having served as a director of the Company, or (iv) the right to defend himself (including the right to assert counterclaims, if appropriate) in the event a claim is brought against Mr. Jenks.

(c)                                  This General Release will automatically become null and void if the Asset Purchase Agreement is terminated prior to the Closing.

2.                                      Definitions.

For purposes of this Agreement, “Mr. Jenks” means S. William Jenks, all and each of his past and present heirs, representatives, executors, administrators, and any other person who has or obtains legal rights through him.  Further for purposes of this Agreement, “Company” means Restoragen, Inc., and all and each of its past and present parent, subsidiary, and affiliated companies; and all and each of past and present officers, directors, Board observers, shareholders, agents, employees, insurers, successors and assigns; and all affiliates of the foregoing.

3.                                      Non-Admission by Either Party.

Company and Mr. Jenks enter into this Agreement expressly disavowing fault, liability and wrongdoing, liability at all times having been denied.  Neither this Agreement, nor anything contained in it, shall be construed as an admission by Company or Mr. Jenks of any liability, wrongdoing or unlawful conduct whatsoever.  If this Agreement is not executed, no term of this Agreement shall be deemed an admission by Company of any right Mr. Jenks may have with or against Company, or by Mr. Jenks of any right the Company may have against him.

4.                                      Governing Law.

This Agreement shall be governed by the substantive laws of the State of Delaware without regard to conflicts of law principles.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement.

Dated: March 25, 2003

/s/ S. William Jenks
S. William Jenks

Restoragen, Inc.

By	/s/ Ashleigh Palmer
Ashleigh Palmer, CEO